 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

March  01, 2010

Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

   Form 20-F  X                   Form 40-F
    ---                                   ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                            No  X
---                               ---

      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                            No  X
---                              ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

                  Yes                            No  X
                        ---                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: March 01, 2010

                                                                       By:   /s/ Susan Henderson
                                                        -----------------
                                                 Susan Henderson
                                                 Company Secretary

Non-Executive Board Changes at Smith & Nephew plc

1 March 2010

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announced today the retirement of Mr Warren Knowlton and the appointment of Professor Geneviève Berger and Mr Ian Barlow as Non-Executive Directors.

Warren Knowlton will be retiring from the Board at the Annual General Meeting on 6 May 2010 after 9 years of service.  During his tenure Warren has been Chairman of the Audit Committee since 2001.  The Board has benefited from his sound advice and wise counsel and thank him for his highly valued contribution throughout his time on the board.

Professor Geneviève Berger is a medical doctor with doctorates in both Human Biology and Theoretical and Applied Mechanical Physics from the University of Paris.  Professor Berger is currently Unilever Executive, Chief Research & Development Officer at Unilever PLC and NV, having previously served as a Non-Executive Director.  She was Chairman of the Health Advisory Board for the European Commission from 2006 to 2008.  Prior to that Genevieve Berger was a Professor at the University of Paris and Le Pitié-Sapêtrière Teaching Hospital.  She had a distinguished career and was the Director General of the French Centre National de La Recherche Scientifique.  She will bring valuable commercial and scientific experience to the Board following her appointment on 5 March 2010.

Ian Barlow was the Senior Partner, London office of KPMG in the UK until 2008.  Since his retirement he has been a Senior Advisor to KPMG on a part time basis advising their clients in the oil industry.  Ian is a Non Executive Director and Chairman of the audit committees of PA Consulting Group and The Brunner Investment Trust.  Ian is Chairman of Think London, the inward investment agency and a Non Executive Director of Candy & Candy.  He will be joining the Board and the Audit Committee on 5 March 2010 as the designated financial expert with recent and relevant financial experience and will be appointed Chairman of the Audit Committee at the Annual General Meeting on 6 May 2010, replacing Warren Knowlton.

John Buchanan, Chairman of Smith & Nephew plc, commenting on these changes said, "Over the last nine years the Board has benefited greatly from Warren Knowlton's contributions and counsel.  His Chairmanship of the Audit Committee has been particularly valued.

I am delighted to welcome both Geneviève and Ian to the Board.  They bring us excellent commercial, scientific and financial skills.  The Board looks forward to working with them and they will both be at the Annual General Meeting where they will be proposed for re-election."

Note: Mr Barlow was a Chairman of Lakeland Knitwear Limited, a family company which was voluntarily liquidated in 1995 with all creditors repaid in full.  Other than this, and the details of other directorships disclosed above, neither director has any further disclosures under paragraph 9.6.13 (1) to 9.6.13 (6) of the Listing Rules.

Enquiries

Investors
Phil Cowdy                                                Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Director Investor Relations

Media
Liz Hewitt                                                  Tel:   +44 (0) 20 7401 7646
Smith & Nephew
Group Director, Corporate Affairs

Jon Coles                                                  Tel:   +44 (0) 20 7404 5959
Brunswick - London

About Us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, including Reconstruction, Trauma and Clinical Therapies; Endoscopy and Advanced Wound Management.  Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the leading global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives.  The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.  The Company operates in 32 countries around the world.  Annual sales in 2008 were nearly $3.8 billion.